Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036
Telephone 202.822.9611
Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman

czimmerman@stradley.com

(202) 419-8402

June 21, 2018

VIA EDGAR

Dominic Minore, Esq.

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	NexPoint Latin American Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-210386 and 811-23153

Dear Mr. Minore:

On behalf of the NexPoint Latin American Opportunities Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 4 (“Amendment 4”) of the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

Amendment 4 is being filed, in part, in response to the oral comments of the Commission’s staff (the “Staff”) provided on June 4, 2018 by you, as well as to provide audited seed financial statements. References to page numbers (other than in headings taken from the Staff’s comments) are to pages of the Prospectus (the “Prospectus”), as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Comments

1.	Response no. 5 in the correspondence submitted on behalf of the Fund with Pre-Effective Amendment No. 3 of the Fund’s Registration Statement (the “Comment Response Letter”) states that, “[t]he Fund also confirms that it will update the Fee Table and other prospectus disclosures during its continuous offering if it does not achieve $100.00 million in sales during the first twelve months following effectiveness, and if such a difference would materially impact the Fee Table and Example presentations.” Please also confirm that the Fund will undertake to determine during the first twelve months of effectiveness whether the $100.00 million figure in the quoted disclosure is a reasonable assumption in light of the Fund’s actual and anticipated sales results.

Response: If, during the first twelve months following effectiveness, it becomes reasonably known to the Fund that it will not achieve $100.00 million in sales over that period (e.g., based

June 21, 2018

upon sales projections after the first six months), the Fund will update relevant disclosures throughout the Registration Statement if such difference would materially impact the Fee Table and Examples presentations.

2.	Response no. 8 in the Comment Response Letter states that, “investments in RICs are included in the 20% bucket, unless the Fund has access to the underlying holdings of the RIC and is able to determine whether such holdings are Latin American Securities for purposes of the 80% Policy” (underline added). Please confirm that, to the extent the Fund has access to the underlying holdings of a RIC, that such holdings will also be taken into account for purposes of monitoring compliance with the Fund’s Concentration Policy and amend the relevant disclosure.

Response: The Fund so confirms and has amended the relevant disclosure to read, “[t]he Fund does not count investments in other investment companies for purposes of satisfying the 80% Policy and the Concentration Policy described under ‘Investment Objectives and Policies,’ unless the Fund has daily access to the holdings of the Underlying Fund and is able to determine whether such holdings are Latin American Securities.” See page 54 of the Prospectus and page S-4 of the Statement of Additional Information.

3.	On page 43 of the Fund’s Prospectus, under “Substantial Conflicts of Interest,” the Fund states that, “[i]n the event of conflicting interests within an issuer’s capital structure, Highland will generally pursue the strategy that Highland believes best reflects what would be expected to be negotiated in an arm’s length transaction with due consideration being given to Highland’s fiduciary duties to each of its accounts…” Please remove the word “generally” from this disclosure, as fiduciary duties are always applicable.

Response: The Fund has revised the quoted section on pages 41 and 65 of the Prospectus to clarify that fiduciary duties will always be applicable:

In the event of conflicting interests within an issuer’s capital structure, Highland will generally pursue the strategy that Highland believes best reflects what would be expected to be negotiated in an arm’s length transaction, but in all instances with due consideration being given to Highland’s fiduciary duties to each of its accounts (without regard to the nature of the accounts involved or fees received from such accounts).

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If you have any questions, please do not hesitate to contact me at (202) 419-8402 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:	Eric Purple